EXHIBIT 99.1

TOP Ships Announces Distribution Date of August 1, 2025 for Spin-Off of Rubico Inc.

ATHENS, Greece, July 31, 2025 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American:TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that the expected distribution date for the common shares of Rubico Inc. (“Rubico”) is August 1, 2025.

Rubico common shares are expected to commence trading on a standalone basis on the Nasdaq Capital Market on August 4, 2025, the first trading day after the date of distribution, under the ticker “RUBI”.

As previously announced, TOP Ships intends through Rubico to effect a spin-off of two of its vessels, the M/T Eco Malibu and M/T Eco West Coast, each a modern, high specification, scrubber-fitted and fuel-efficient 157,000 dwt Suezmax tanker. As part of the spin-off transaction, TOP Ships intends to distribute 100% of the common shares of Rubico pro rata to its securityholders of record as of June 16, 2025. As previously announced, the NYSE American established an ex-distribution date for the distribution of Rubico common shares of June 16, 2025. Beginning on that date, TOP Ships common shares traded without an entitlement by the purchaser of such shares to Rubico common shares distributed in connection with the spin-off.

Rubico has filed a registration statement on Form 20-F pursuant to the Securities Exchange Act of 1934 with the SEC, which includes a more detailed description of the terms of the spin-off. A copy of the registration statement on Form 20-F is available at www.sec.gov.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the proposed spin-off and the prospects and strategies of TOP Ships and Rubico following the spin-off, the valuation of the shares of Rubico and TOP Ships following the spin-off, and the listing of Rubico’s common shares on the Nasdaq Capital Market.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org